BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Douglas E. Eacrett B.Comm., C.A., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

March 23, 2004

04010933

04 MAR 29 AM 7:21

SUPPL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Maximum Ventures Inc. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since December 16, 2003:

PROCESSED
MAR 30 2004
THOMSON FINANCIAL

A. Annual General Meeting;

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Supplemental Mailing List Return Card

B. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended September 30, 2003 with relevant Quarterly report on BC Form 51-901F

C. Unaudited Financial Statements and accompanying Quarterly Report

dw 3/30

with relevant Quarterly report on BC Form 51-901F

D. Copies of news releases issued during the relevant period.

E. Copies of Forms 45-103F4 filed with the British Columbia Securities Commission.

F. Copies of BC Forms 53-901F filed with the British Columbia and Alberta Securities Commissions.

G. Copy of TSX Venture Exchange letter of approval.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ____________________

GWEN WEGNER
Paralegal

Enclosures

82-3923

04 MAR 29 AM 7:21

MAXIMUM VENTURES INC.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Maximum Ventures Inc. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	577925 20 9
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	March 31, 2004
5	Record Date for Notice	:	February 23, 2004
6	Record Date for Voting	:	February 23, 2004
7	Beneficial Ownership Determination Date	:	February 23, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, as of the 30th day of January, 2004.

Sincerely,

MAXIMUM VENTURES INC.

PER: ***"Douglas B. Brooks"***

DOUGLAS B. BROOKS
President

82-3923

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	September 30, 2003	04/02/17

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Hugh Burnett"	Hugh Burnett	04/02/17

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	04/02/17

(Electronic signatures should be entered in "quotations".)

82-3923

04 MAR 29 AM 7:21

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC	December 31, 2003	04/03/01

ISSUER'S ADDRESS

501 – 905 West Pender Street

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	04/03/01
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	04/03/01

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS

December 31, 2003, and 2002

(Unaudited – Prepared by Management)

MAXIMUM VENTURES INC.
BALANCE SHEETS
December 31, 2003, and 2002
(Unaudited – Prepared by Management)

	December 31, 2003 (Unaudited)	September 30, 2003 (Audited)
ASSETS		
Current		
Cash and cash equivalents	$ 76,629	$ 182,330
GST receivable	13,395	14,866
Accounts receivable	6,183	6,183
Advances and prepaid expenses	183,495	98,188
	279,702	301,567
Capital assets – Note 3	2,746	2,860
Resource properties – Note 2	564,827	439,677
	$ 847,275	$ 744,104
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 5	$ 74,982	$ 239,099
Interest accrued	4,280	10,690
Loans payable	36,287	250,037
Due to related parties	6,762	36,576
	122,311	536,402
SHAREHOLDERS' EQUITY		
Share Capital - Note 4	4,330,111	3,590,611
Share subscriptions	-	180,000
Deficit	(3,605,147)	(3,562,909)
	724,964	207,702
	$ 847,275	$ 744,104

APPROVED BY DIRECTORS:

"Douglas B. Brooks" Director *"Leeta Drinovz"* Director

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF LOSS AND DEFICIT
For the three months ended December 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
EXPENSES		
Amortization	$ 114	$ -
Bank charges and interest – Note 5	5,263	25
Consulting	-	12,800
Management fees – Note 5	7,500	7,500
Office & miscellaneous	2,521	469
Professional fees	5,800	6,500
Rent	9,000	9,000
Shareholders communication	1,954	-
Transfer agent and filing fees	6,749	1,351
Travel and promotion	3,337	365
NET LOSS FOR THE PERIOD	42,238	38,010
DEFICIT, BEGINNING OF THE PERIOD	3,562,909	3,377,897
DEFICIT, END OF PERIOD	$ 3,605,147	$ 3,415,907
NET LOSS PER SHARE	$ 0.01	$ 0.003

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
INTERIM STATEMENTS OF CASH FLOWS
For the three months ended December 31, 2003 and 2002
(Unaudited – Prepared by Management)

	Three Months Ended December 31, 2003	Three Months Ended December 31, 2002
OPERATIONS		
Net loss for the period	$ (42,238)	$ (38,010)
Items not involving cash:		
Amortization	114	-
Changes in non-cash working capital items related to operations:		
Accounts receivable	-	3,765
Advances receivable and prepaid expenses	(85,307)	(105,000)
GST receivable	1,471	-
Accounts payable and accrued liabilities	(164,117)	(21,308)
Due to related parties	(29,814)	(2,918)
Interest accrued	(6,410)	-
Cash used in operating activities	(326,301)	(163,471)
INVESTING ACTIVITIES		
Resource properties acquisition costs	(95,000)	(30,000)
Deferred exploration costs	(50,150)	-
Cash used in investing activities	(145,150)	(30,000)
FINANCING ACTIVITIES		
Common shares issued for cash	604,500	300,000
Share issue costs	(25,000)	(10,000)
Loans payable	(213,750)	25,400
Cash provided by financing activities	365,750	315,400
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(105,701)	121,929
CASH, BEGINNING OF THE PERIOD	182,330	3,304
CASH, END OF PERIOD	$ 76,629	$ 125,233
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2003
(Unaudited - Prepared by Management)

Note 1 **Interim Reporting**

While the information presented in the accompanying interim financial statements are unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and changes in financial position for the interim period presented. It is suggested that these interim financial statements be read in conjunction with the Company's annual September 30, 2003 audited financial statements.

Note 2 **Resource Property Costs**

Edren Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 500,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60% interest in and to the Edren Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Edren Properties.

The Company has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

Ulaan Properties, Mongolia

By an option agreement with Brant Enterprises Inc. dated November 1, 2003, the Company acquired up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Company agreed to pay $100,000 USD and issue 1,000,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Company on or before the end of the fourth year. Upon the Company having earned a 60%

Note 2 **Resource Property Costs - Cont'd**

Ulaan Properties, Mongolia – cont'd

interest in and to the Ulaan Properties, the Company and Brant Enterprises Inc. will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

As at December 31, 2003 the Company had expended $304,394 (September 30, 2003: $257,177) for Mongolian property investigations.

Stump Lake Property

By an option agreement ("Agreement") with Braniff Gold Corp. ("Braniff") dated May 10, 2002, the Company has the option to earn a 100% interest in the Stump Lake property located south of Kamloops, British Columbia for consideration of 200,000 common shares (issued), of $500,000 in exploration expenditures and property payments totaling $350,000 as follows:

Exploration Expenditures:

- $200,000 on or before November 30, 2003; and
- a further $300,000 on or before November 30, 2006.

Cash Payments to Braniff:

- $150,000 (paid) within seven days of TSX Venture Exchange acceptance for filing of the Agreement;
- $25,000 on or before November 1, 2002 (paid);
- $75,000 on or before November 30, 2003 (paid);
- $25,000 on or before November 30, 2004;
- $25,000 on or before November 30, 2005; and
- $50,000 on or before November 30, 2006

$ 250,000

At December 31, 2003 the Company paid $250,000 to Braniff and incurred $182,546 in exploration costs and advances. The Agreement is subject to a 3% net smelter return royalty.

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2003
(Unaudited - Prepared by Management)

Note 3 **Capital Assets**

	Cost	Accumulated Amortization	Net Carrying Amount 2003	Net Carrying Amount 2002
Computer equipment	$ 3,037	$ 291	$ 2,746	$ -

Note 4 **Share Capital**

Authorized:

100,000,000 common shares without par value.

Issued		Number of Shares	Dollar Value
Balance September 30, 2002		9,560,171	$ 3,302,611
For cash:			
- pursuant to a private placement – at$0.10		3,000,000	300,000
Share issue costs		-	(12,000)
Balance September 30, 2003		12,560,171	$ 3,590,611
For cash:			
- for mineral property	– at $0.10	200,000	20,000
- pursuant to exercise of stock options	– at $0.15	1,150,000	172,500
- pursuant to exercise of warrants	– at $0.10	1,800,000	180,000
- pursuant to private placement	– at $0.1275	3,231,372	412,000
Share issue costs		-	(25,000)
Balance December 31, 2003		18,941,543	$ 4,350,111

As of December 31, 2003, the company's transfer agent held 107,142 common shares in escrow.

Commitments

Stock-based compensation plan

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the stock option plan as of December 31, 2003 and 2002 and changes during the years ending on those dates is presented below:

Note 4 **Share Capital- cont'd**

Commitments – cont'd

Stock-based compensation plan – cont'd

	December 31, 2003		December 31, 2002	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	1,256,000	$0.15	1,256,000	$0.15
Granted	1,465,000	$0.65	-	
Exercised	(1,150,000)	$0.15	-	
Options outstanding and exercisable at end of period	1,571,000	$0.62	1,256,000	$0.15

At December 31, 2003 the following share purchase options were outstanding entitling the holder to purchase one common share of the company for each option held:

Number of Shares	Exercise Price	Expiry Date
106,000	$0.15	December 30, 2004
1,465,000	$0.65	December 3, 2005
1,571,000		

Share purchase warrants

At December 31, 2003 the following share purchase warrants were outstanding entitling the holder to purchase one common share of the company for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
3,231,372	$0.25	December 31, 2005

MAXIMUM VENTURES INC.
NOTES TO THE INTERIM FINANCIAL STATEMENTS
For the three months ended December 31, 2003
(Unaudited - Prepared by Management)

Note 5 **Related Party Transactions**

During the three months ended December 31, 2003 and 2002, the Company incurred the following costs charged by the company controlled by a director of the Company:

	Three months ended December 31, 2003	2002
Management fees	$ 7,500	$ 7,500
Interest	2,161	-
	$ 9,661	$ 7,500

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

At December 31, 2003, accounts payable includes $ 177 (2002: $6,588) due to a company controlled by director of the Company.

British Columbia
Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act. The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

___ Schedule A

X Schedules B and C

(Place X in appropriate category.)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
MAXIMUM VENTURES INC.	December 31, 2003	04/03/01

ISSUER'S ADDRESS

501-905 WEST PENDER STREET

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
VANCOUVER	B.C.	V6C 1L6	(604) 669-5886	(604) 669-5819

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	President	(604) 669-5819

CONTACT EMAIL ADDRESS	WEB SITE ADDRESS
N/A	N/A

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	Douglas Brooks	04/03/01
DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Leeta Drinovz"	Leeta Drinovz	04/03/01

(Electronic signatures should be entered in "quotations".)

MAXIMUM VENTURES INC.
QUARTERLY REPORT
December 31, 2003

Schedule A: Financial Statements

– See financial statements attached

Schedule B: Supplementary Information

1. ***Analysis of expenses and deferred costs:***

Resource property costs

- See financial statements attached

General and administrative expenses

- See financial statements attached

2. ***Related party transactions:***

- See Note 5 to the financial statements attached

3. ***Summary of securities issued and options granted during the period ended December 31, 2003:***

a) The following common shares were issued during the period:

Date	Type	Number	Price	Proceeds	Consideration	Commission
Nov. 5/03	Stock options	1,150,000	$0.15	$ 172,500	Cash	$ Nil
Nov. 6/03	Resource property	200,000	$0.10	$ 20,000	Property	$ Nil
Dec. 31/03	Private placement	3,231,372	$0.1275	$ 412,000	Cash	$ 25,000

b) Options granted during the period:

Date	Number	Optionee	Exercise Price	Expiry Date
Nov.13/03	720,000	547535 BC Ltd.(Douglas Brooks)	$0.65	Dec.3/05
Nov.13/03	25,000	Douglas Brooks	$0.65	Dec.3/05
Nov.13/03	20,000	Hugh Burnett	$0.65	Dec.3/05
Nov.13/03	10,000	Leeta Drinovz	$0.65	Dec.3/05
Nov.13/03	25,000	Gwen Wegner	$0.65	Dec.3/05
Nov.13/03	665,000	Employees, consultants	$0.65	Dec.3/05
	1,465,000			

4. ***Summary of securities as at December 31, 2003:***

a) Authorized share capital - 100,000,000 common shares without par value.

b) Shares issued and outstanding – 18,941,543 shares for a total of $4,350,111.

MAXIMUM VENTURES INC.
QUARTERLY REPORT
December 31, 2003

Schedule B: Supplementary Information - Page 2

c) Options, warrants and convertible securities outstanding:

Type of Security	Number or Amount	Exercise or Conversion Price	Expiry Date
Options	106,000	$0.15	December 30, 2004
Options	1,465,000	$0.65	December 3, 2005
Warrants	3,231,372	$0.25	December 31, 2005

As at December 31, 2003, 107,142 common shares were held in escrow by the Company's transfer agent.

5. ***List of directors and officers:***

D. Brooks	Director/President
L. Drinovz	Director
H. Burnett	Director
G. Wegner	Corporate Secretary

Schedule C: Management Discussion

- See Attached.

MAXIMUM VENTURES INC.
QUARTERLY REPORT
December 31, 2003

MANAGEMENT DISCUSSION

Maximum Ventures Inc. (the "Issuer") is a mining exploration company. The Issuer's shares are listed and called for trading on the TSX Venture Exchange under the trading symbol "MVI".

The Issuer's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

The Issuer has operations in Mongolia where it is searching for preliminary Gold and Copper, and in Canada where it is searching primarily for Gold and Silver.

RESOURCE PROPERTIES

In connection with a major exploration initiative announced on August 15, 2002 the Issuer announced on November 6, 2003 the proposed acquisition of interests in two highly prospective property areas in Mongolia.

Edren Properties, Mongolia

In November 2003, the Issuer entered into an option agreement for the acquisition of up to a 75% interest in the Edren Gold/Copper Properties, Mongolia. The Edren Gold/Copper Properties are located approximately 800 km southwest of the capital city, Ulaanbataar, and 250 km from the major regional capital, Altai City and together cover over 13,000 hectares.

For a 60% interest, the Issuer has agreed to pay $100,000 USD and issue 500,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 750,000 common shares on or before May 1, 2005, make property maintenance payments of $25,000 USD per year, expend $1.75 million USD on exploration staged over 4 years, and pay $300,000 USD and issue 1.5 million common shares of the Issuer on or before the end of the fourth year. Upon the Issuer having earned a 60% interest in and to the Edren Properties, the Issuer and a private company will form a single purpose joint venture to further explore and develop the Edren Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

Ulaan Properties, Mongolia

In November 2003, the Issuer also entered into an option agreement for the acquisition of up to a 75% interest in the Ulaan Gold Properties, Mongolia. The Ulaan Gold Properties are strategically located and cover a strike length of some 20 kilometres in a region considered to have very favourable geology. The properties are only a few kilometres west of the major regional centre of Altai City.

For a 60% interest, the Issuer has agreed to pay $100,000 USD and issue 1,000,000 common shares within seven (7) days of the TSX Venture Exchange acceptance for filing of the agreement, issue a further 1,000,000 common shares on or before May 1, 2005, make property maintenance payments of $45,000 USD per year, expend $2.25 million USD on exploration staged over 4 years, and pay $480,000 USD and issue 2.0 million common shares of the Issuer on or before the end of the fourth year. Upon the Issuer having earned a 60%

interest in and to the Ulaan Properties, the Issuer and a private company will form a single purpose joint venture to further explore and develop the Ulaan Properties.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The Vendor retains a 25% carried interest to production and retains a 1.75% NSR royalty. The option agreement is subject to acceptance for filing by the TSX Venture Exchange.

As at December 31, 2003 the Company had expended $304,394 (September 30, 2003: $257,177) for Mongolian property investigations.

Stump Lake Property, Canada

In May 2002, the Issuer entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company. Consideration for the acquisition of a 100% interest includes $350,000 in cash payments ($250,000 paid), $500,000 in exploration work (as at December 31, 2003, the Issuer incurred $182,546 in exploration costs and advances) and 200,000 common shares (issued). The Issuer will become the operator upon earning a 50% interest. Braniff has a one-time back-in right to acquire a 25% participating interest in the property, exercisable at any time within 6 months of the Issuer having earned its 100% interest in the property, by paying $225,000 in cash.

MANAGEMENT

The Issuer's Board of Directors currently consists of Douglas B. Brooks, Hugh Burnett and Leeta Drinovz. Mr. Brooks is the President.

RESULTS OF OPERATIONS

The Issuer incurred a net loss of $42,238 ($0.01 per share) during the three-month period ended December 31, 2003, as compared to a loss of $38,010 ($0.003 per share) for the comparable 2002 period. The increase in net loss was primarily due to increase in shareholder communication expenditures and filing fees.

INVESTOR RELATIONS ACTIVITY

The Issuer is not presently party to an investor relations contract.

LIQUIDITY AND CONTINUING OPERATIONS

Management anticipates the raising of additional funding through sale of its securities to enable the Issuer to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Issuer's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Issuer to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Issuer were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

During the three-month period ended December 31, 2003 the Issuer:

i) issued 1,800,000 shares pursuant to the exercise of share purchase warrants at $0.10 per share for a total proceeds of $180,000;

ii) agreed to a private placement of its securities to raise $1,400,000 consisting of the sale of 10,980,392 units at $0.1275 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.25 per share. The Issuer completed a portion of this private placement for 3,231,372 units including flow-through units at $0.1275 per unit for total proceeds of $412,000, which was closed prior to December 31, 2003. A cash finder's fee of $25,000 is payable in connection with the portion of the private placement that closed. The balance of the private placement is subject to TSX Venture Exchange acceptance for filing and the acceptance for filing of the Mongolia property acquisitions.

iii) agreed to an additional private placement of 1,000,000 units at $0.50 per unit, each unit consisting of one common share and one two-year share purchase warrant with each warrant entitling the holder to purchase one additional common share of the Issuer at a price of $0.75 per share. A finder's fee will be payable in units and in cash with respect to this private placement. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

OUTLOOK

Maximum's Mongolian initiative is already producing results as interests in two highly prospective Mongolian property areas are under contract with Phase I exploration expected to commence in April 2004, the start of the exploration season in Mongolia.

Maximum's exploration is led by Dr. Gerald Harper, P. Geo., of Gamah International of Toronto. Dr. Harper, formerly a consultant to Cascadia Mining Inc., has been retained as Maximum's main adviser. Dr. Harper was instrumental in the recognition of the 2.0 million ounces Gatsuurt gold deposit, recently acquired from Cascadia by Cameco Gold Inc. of Toronto, and acts as the Independent Qualified Person on the Mongolian projects. These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a very successful private exploration pioneer in Mongolia with over ten years of experience in Mongolia.

In addition, Maximum continues its exploration of the Stump Lake property which has four defined zones with epithermal silver and gold mineralization, all hosted by shear zones. The best gold values on this property to date are 10.1 g/t Gold over 1.5m (grab sample) and 290.2 g/t silver over 0.8m in drill core. Maximum has secured flow-through funding for this year's exploration program.

Maximum's acquisition and exploration activities are expected to dramatically increase during this fiscal year reflecting renewed interest in commodities and mining throughout the world. Maximum has aligned itself with an experienced and knowledgeable exploration team in Mongolia with a record of proven success in that country's mining industry. The increasing importance of Mongolia's exploration potential has focused investor and corporate attention. Management is working to position the Issuer to benefit from strong demand in the mining sector, in particular opportunities arising from the emerging economies and demand associated with the growth and potential of China.

82-3923

MAXIMUM

04 MAR 29 AM 7:21

MAXIMUM VENTURES INC.

December 17, 2003

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

EDREN GOLD/COPPER AND ULAAN GOLD PROPERTIES MONGOLIA

Maximum is pleased to announce that it is proceeding with its acquisition of up to a 75% interest in the Edren Gold/Copper Properties and the Ulaan Gold Properties, Mongolia, as announced by our news release of November 6, 2003. Maximum is awaiting receipt of 43-101 independent technical reports on the properties.

MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

For further particulars, contact the Company at 604-669-5819 or 1-888-880-2288.

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

January 14, 2004

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

FLOW-THROUGH PRIVATE PLACEMENT CLOSED

Further to its news release of November 6, 2003, Maximum Ventures Inc. (the "Company") announces the completion of its private placement as to 3,231,372 flow-through units at $0.1275 per unit. Each unit consists of one flow-through common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.25 per share. The units are subject to a hold period and may not be traded until January 1, 2005. A cash finder's fee of $25,000 was paid in connection with the private placement.

The remainder of the private placement is anticipated to close following filing of the acquisition of the Mongolian Properties with the TSX Venture Exchange.

MAXIMUM VENTURES INC.

Per: *"Leeta Drinovz"*
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

Website: **www.maximumventures.net**
E-mail: **ir@maximumventures.net**

For further particulars, contact the Company at 604-669-5819 or 1-888-880-2288.

82-3923

MAXIMUM

MAXIMUM VENTURES INC.

January 19, 2004

Telephone: (604) 669-5819
Toll Free: 1 (888) 880-2288

Trading Symbol: MVI
12g3-2(b): 82-3923

MONGOLIAN PROPERTY OPTIONS PROCEEDING

Maximum Ventures Inc. is pleased to announce that it is proceeding with the options to acquire up to 75% interest in two portfolios of gold and copper properties in Mongolia, initially announced on November 6, 2003.

These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

Pursuant to the option agreements, Maximum Ventures has the right to earn up to a 75% interest in the Edren Gold/Copper Properties - a group of gold and copper exploration properties in the south western Gobi region of Mongolia, and a right to earn up to a 75% interest in the Ulaan Gold Properties in the western region of Mongolia. Further particulars of the options are set forth in Maximum's news release dated November 6, 2003.

Dr. Gerald Harper, P.Eng., of Gamah International of Toronto, an Independent Qualified Person, has visited the Edren and Ulaan Properties on behalf of Maximum Ventures on two occasions and his reports are expected shortly.

MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

MAXIMUM

04 MAR 23 AM 7:21

MAXIMUM VENTURES INC.

February 5, 2004	Telephone: (604) 669-5819 Toll Free: 1 (888) 880-2288	Trading Symbol: MVI 12g3-2(b): 82-3923

SHARES ISSUED FOR PROPERTY

Maximum Ventures Inc. announces that, pursuant to an option agreement with Braniff Gold Corp., a private British Columbia company, (the "Vendor"), with respect to a gold/silver project, consisting of 3 claim units and 3 reverted crown grants known as the Stump Lake Property located near Kamloops and Stump Lake in British Columbia, it has issued 200,000 common shares in its capital to the Vendor at a deemed price of $0.10 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until November 7, 2004. The property is subject to a 3.0% net smelter returns royalty to the Vendor.

MAXIMUM VENTURES INC.

Per: ***"Douglas B. Brooks"***
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

MAXIMUM VENTURES INC.

Corporate Head Office
501-905 West Pender Street
Vancouver, BC Canada V6C 3B2
Toll Free: (888) 880-2288
Tel: (604) 669-5819
Fax: (604) 669-5886
tol@maximumventures.net

82-3923

TRADING SYMBOL: (TSX) **MVI**
TRADING SYMBOL: (OTC) MXRVF

February 13, 2004
PRESS RELEASE 02.2004

12g3-2(b): 82-3923

Maximum Receives 43-101 Report on Ulaan Gold/Copper Properties in Mongolia

Maximum is pleased to announce that it has now received a 43-101 Report on the Ulaan Gold/Copper Properties from Dr. Gerald Harper, P.Geo., of Gamah International of Toronto, the Independent Qualified Person on this project.

The Ulaan Gold/Copper Properties are three exploration licenses located in Gobi Altai Aimag, southwestern Mongolia, along the eastern extension of the Altai Mountains. These highly prospective gold and copper properties were selected and assembled by Mr. Kenneth de Graaf, P. Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

The Ulaan Project is believed to contain considerable potential to host mineral deposits within volcanic-hosted, copper-zinc-gold volcaniclastic massive sulphide ("VMS") environments and gold and copper in skarn and porphyry environments. One area within the Ulaan Project was noted to have significant potential to host a VMS system of a classic Noranda or Kidd Creek style.

All the deposit models generated for the project, based on information to date, provide scope for very large tonnage deposits, in the range of hundreds of millions of tonnes.

Historic work in the area shows several suspected copper-rich volcanogenic massive sulphide deposits. Dr. Harper's visit to the Ulaan Gold/Copper Properties allowed for preliminary inspection of a few of the prospect areas, sampling and brief study. A number of grab samples reported anomalous gold and copper values. One grab sample taken from an old trench returned 7.49% copper. Another selective grab sample returned 1.2 grams per ton gold with 0.13 % copper.

A highly anomalous area, noted specifically by its gold content, included one grab sample which returned 2.4 grams per ton gold from a contact zone with associated quartz stockwork and veining. This prospect contains a regional geochemical anomaly covering an area measuring 2 km by 0.5 km along strike.

Maximum plans on initiating a Phase I exploration program on the Ulaan Gold/Copper Properties in April, the start of the exploration season in Mongolia.

In December, 2003, based on Dr. Harper's recommendations, additional license applications were made for areas adjacent to the Ulaan Gold/Copper Properties.

On November 6, 2003, Maximum announced an option to earn up to a 75% interest in the Ulaan Gold/Copper properties. For a 60% interest, Maximum has agreed to pay $100,000 USD and issue 1,000,000 common shares immediately, make yearly maintenance payments of $45,000 USD, issue a further 1,000,000 common shares within 18 months, expend $2.25 million USD in exploration staged over 4 years, and pay $300,000 USD and issue 2.0 million common shares to the Vendor on or before the end of the fourth year.

Maximum has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The vendor retains a 25% carried interest to production and a 1.75% NSR royalty. A finders fee is payable in shares on the acquisitions.

BY ORDER OF THE BOARD OF DIRECTORS OF
MAXIMUM VENTURES INC.

Per: ***"Gerald Harper"***
Dr. Gerald Harper, P. Geo.

For further information contact Maximum at:

Toll Free: 1.888.880-2288
Telephone: 604.669.5819
Email: **tol@maximumventures.net**
Website: www.maximumventures.net

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News. ***Cautionary Note to US Investors**: This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.*

82-3923

MAXIMUM VENTURES INC.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Facsimile: (604) 669-5886

March 3, 2004

Trading Symbol: MVI
12g3-2(b): 82-3923

NEWS RELEASE

Maximum Ventures Inc. is pleased to announce that its unaudited interim financial statements for the three-month period ended December 31, 2003 have been filed. Maximum Ventures Inc. incurred a net loss of $42,238 ($0.01 per share) for the period ended December 31, 2003, as compared to a loss of $38,010 ($0.03 per share) for the period ended December 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in shareholder communication expenditures, filing and transfer agent fees and interest charges.

MAXIMUM VENTURES INC.

per: *"Leeta Drinovz"*
Leeta Drinovz, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-3923

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

04 MAR 29 7:21

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Maximum Ventures Inc.
Name of issuer
501 - 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

December 31, 2003.

4. For each security distributed:
   (a) Describe the type of security, and
   (b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

3,231,372 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.25 on or before December 31, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.1275	$412,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$412,000.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
Toro Ventures Inc. #305 - 1132 Haro Street Vancouver, BC V6E 1C9	$25,000	N/A	N/A

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: January 9, 2004.

Maximum Ventures Inc.
Name of issuer or vendor *(please print)*

Gwen Wegner, Secretary
Print name and position of person signing

Signature

82-3929

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Maximum Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 28, 2004

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 1,465,000 common shares exercisable at a price of $0.65 per share on or before December 3, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.65 (deemed)	$952,250.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$952,250.00

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 2, 2004.

Maximum Ventures Inc.
Name of issuer or vendor *(please print)*

Douglas Brooks, President
Print name and position of person signing

Douglas B. Brooks
Signature

82-3923

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION (AMENDED)

Issuer information

1. State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. If this report is filed by a vendor, other than the issuer, also state the full name and address of the vendor.

Maximum Ventures Inc.
Name of issuer
#501, 905 West Pender Street, Vancouver, BC V6C 1L6
Address
(604) 669-5819
Telephone Number

2. State whether the issuer is or is not a reporting issuer and, if reporting, the jurisdictions in which it is reporting.

The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.

January 28, 2004

4. For each security distributed:
(a) Describe the type of security, and
(b) State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.

Incentive Stock Options - 915,000 common shares exercisable at a price of $0.65 per share on or before December 3, 2005.

5. Provide details of the distribution by completing the attached schedule.

6. Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.65	Nil
Total dollar value of distribution in all jurisdictions (Canadian $)		Nil

Commissions and finder's fees

7. Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.

Full name and address of person being compensated	Compensation paid (in Canadian $ and, in applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: February 23, 2004.

Maximum Ventures Inc.
Name of issuer or vendor *(please print)*

Gwen Wegner, Secretary
Print name and position of person signing

Signature

82-3923

04 MAR 29 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

December 17, 2003

Item 3. **Press Release**

Press Release dated December 17, 2003 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it is proceeding with its acquisition of up to a 75% interest in the Edren Gold/Copper Properties and the Ulaan Gold Properties, Mongolia.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it is proceeding with its acquisition of up to a 75% interest in the Edren Gold/Copper Properties and the Ulaan Gold Properties, Mongolia, as announced by our news release of November 6, 2003. The Issuer is awaiting receipt of 43-101 independent technical reports on the properties.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 18th day of December, 2003.

"Douglas B. Brooks"
Douglas B. Brooks, President

82-3923

BC FORM 53-901F

04 MAR 29 7:21

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 14, 2004

Item 3. **Press Release**

Press Release dated January 14, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the completion of a private placement.

Item 5. **Full Description of Material Change**

Further to its news release of November 6, 2003, the Issuer announces the completion of its private placement as to 3,231,372 flow-through units at $0.1275 per unit. Each unit consists of one flow-through common share and one two-year non-transferable share purchase warrant with each such share purchase warrant entitling the holder thereof to purchase one additional common share of the Issuer at a price of $0.25 per share. The units are subject to a hold period and may not be traded until January 1, 2005. A cash finder's fee of $25,000 was paid in connection with the private placement.

The remainder of the private placement is anticipated to close following filing of the acquisition of the Mongolian Properties with the TSX Venture Exchange.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 15th day of January, 2004.

"Douglas Brooks"
Douglas Brooks, President

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

January 19, 2004

Item 3. **Press Release**

Press Release dated January 19, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer provides an update on its proposed Mongolian property acquisition.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it is proceeding with the options to acquire up to 75% interest in two portfolios of gold and copper properties in Mongolia, initially announced on November 6, 2003.

These highly prospective properties were assembled by Mr. Kenneth de Graaf, P.Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

Pursuant to the option agreements, the Issuer has the right to earn up to a 75% interest in the Edren Gold/Copper Properties - a group of gold and copper exploration properties in the south western Gobi region of Mongolia, and a right to earn up to a 75% interest in the Ulaan Gold Properties in the western region of Mongolia.

Further particulars of the options are set forth in the Issuer's news release dated November 6, 2003.

Dr. Gerald Harper, P.Eng., of Gamah International of Toronto, an Independent Qualified Person, has visited the Edren and Ulaan Properties on behalf of the Issuer on two occasions and his reports are expected shortly.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of January, 2004.

"Douglas Brooks"
Douglas Brooks, President

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 5, 2004

Item 3. **Press Release**

Press Release dated February 5, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the issuance of common shares pursuant to an option agreement.

Item 5. **Full Description of Material Change**

The Issuer announces that, pursuant to an option agreement with Braniff Gold Corp., a private British Columbia company, (the "Vendor"), with respect to a gold/silver project, consisting of 3 claim units and 3 reverted crown grants known as the Stump Lake Property located near Kamloops and Stump Lake in British Columbia, it has issued 200,000 common shares in its capital to the Vendor at a deemed price of $0.10 per share. The issuance of the shares follows acceptance for filing by the TSX Venture Exchange of the agreement. The shares are subject to a hold period and may not be traded until November 7, 2004. The property is subject to a 3.0% net smelter returns royalty to the Vendor.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of February, 2004.

"Gwen Wegner"
Gwen Wegner, Secretary

82-3923

04 MAR 29 7:21

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 13, 2004

Item 3. **Press Release**

Press Release dated February 13, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it has now received a 43-101 Report on the Ulaan Gold/Copper Properties from Dr. Gerald Harper, P.Geo., of Gamah International of Toronto.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has now received a 43-101 Report on the Ulaan Gold/Copper Properties from Dr. Gerald Harper, P.Geo., of Gamah International of Toronto, the Independent Qualified Person on this project.

The Ulaan Gold/Copper Properties are three exploration licenses located in Gobi Altai Aimag, southwestern Mongolia, along the eastern extension of the Altai Mountains. These highly prospective gold and copper properties were selected and assembled by Mr. Kenneth de Graaf, P. Eng. M.A.Sc., based on his knowledge and lengthy experience in Mongolia as President of Cascadia Mining Inc., a successful private exploration pioneer in Mongolia.

The Ulaan Project is believed to contain considerable potential to host mineral deposits within volcanic-hosted, copper-zinc-gold volcaniclastic massive sulphide

("VMS") environments and gold and copper in skarn and porphyry environments. One area within the Ulaan Project was noted to have significant potential to host a VMS system of a classic Noranda or Kidd Creek style.

All the deposit models generated for the project, based on information to date, provide scope for very large tonnage deposits, in the range of hundreds of millions of tonnes.

Historic work in the area shows several suspected copper-rich volcanogenic massive sulphide deposits. Dr. Harper's visit to the Ulaan Gold/Copper Properties allowed for preliminary inspection of a few of the prospect areas, sampling and brief study. A number of grab samples reported anomalous gold and copper values. One grab sample taken from an old trench returned 7.49% copper. Another selective grab sample returned 1.2 grams per ton gold with 0.13 % copper.

A highly anomalous area, noted specifically by its gold content, included one grab sample which returned 2.4 grams per ton gold from a contact zone with associated quartz stockwork and veining. This prospect contains a regional geochemical anomaly covering an area measuring 2 km by 0.5 km along strike.

The Issuer plans on initiating a Phase I exploration program on the Ulaan Gold/Copper Properties in April, the start of the exploration season in Mongolia.

In December, 2003, based on Dr. Harper's recommendations, additional license applications were made for areas adjacent to the Ulaan Gold/Copper Properties.

On November 6, 2003, the Issuer announced an option to earn up to a 75% interest in the Ulaan Gold/Copper properties. For a 60% interest, the Issuer has agreed to pay $100,000 USD and issue 1,000,000 common shares immediately, make yearly maintenance payments of $45,000 USD, issue a further 1,000,000 common shares within 18 months, expend $2.25 million USD in exploration staged over 4 years, and pay $300,000 USD and issue 2.0 million common shares to the Vendor on or before the end of the fourth year.

The Issuer has the right to earn a further 15% interest for a total of 75% by funding the completion of a positive bankable feasibility study. The vendor retains a 25% carried interest to production and a 1.75% NSR royalty. A finders fee is payable in shares on the acquisitions.

Item 6. **<u>Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act</u>**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of February, 2004.

"Gwen Wegner"
Gwen Wegner, Secretary

82-3923

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Maximum Ventures Inc.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 3, 2004

Item 3. **Press Release**

Press Release dated March 3, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that its unaudited interim financial statements for the three-month period ended December 31, 2003 have been filed.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the three-month period ended December 31, 2003 have been filed. The Issuer incurred a net loss of $42,238 ($0.01 per share) for the period ended December 31, 2003, as compared to a loss of $38,010 ($0.03 per share) for the period ended December 31, 2002. The increase in net loss for the most recent fiscal period was due primarily to an increase in shareholder communication expenditures, filing and transfer agent fees and

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 11th day of March, 2004.

"Gwen Wegner"
Gwen Wegner, Secretary

82-3923

TSX venture EXCHANGE

December 31, 2003

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

RE: MAXIMUM VENTURES INC. ("MVI")
: Private Placement-Non-Brokered – Submission No. 89433

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced November 6, 2003:

First Tranche:

Number of Shares:	2,352,941 flow through shares 878,431 non flow through shares
Purchase Price:	$0.1275 per share
Warrants:	3,231,372 share purchase warrants to purchase 3,231,372 shares
Warrant Exercise Price:	$0.25 for a two year period
Number of Placees:	7 placees
Finder's Fee:	$25,000 cash payable to Toro Ventures Inc.

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Beruschi and Company
December 31, 2003
Page two

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 488-3105 / FAX: (604) 844-7502 / EMAIL: elizabeth.mao@tsxventure.com.

Yours truly,

Elizabeth Mao

Elizabeth Mao
Analyst
Corporate Finance

EM/le
Cc: Maximum Ventures Inc.

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